Brian H. Blaney

Tel 602.445.8322

Fax 602.445.8603

blaneyb@gtlaw.com

August 21, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Kim Theresa Brillant

Re:	Paysign, Inc. Form 10-K for the Year Ended December 31, 2023 File No. 001-38623

Ladies and Gentlemen:

The following is in response to your letter dated August 12, 2024 (the “Comment Letter”). We are counsel to Paysign, Inc. (the “Company”). As such, the Company hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of the Company’s responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022, page 24

1.	Staff Comment: Please revise to quantify factors to which changes are attributed throughout your results of operations discussion. For example, we note your disclosure that the increase in cost of revenues during fiscal year 2023 was primarily due to an increase in cardholder usage activity and associated network expenses such as interchange and ATM costs, an increase in plastics and collateral related to an increase in the number of unique card loads, an increase in network expenses and sales commissions related to the growth in your pharma patient affordability business, and an increase in customer service expenses associated with wage inflation pressures and the overall growth in your business, offset by a decline in postage. Refer to 303(b) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will, consistent with Item 303(b) of Regulation S-K, quantify factors to which material changes are attributed throughout the Company’s results of operations discussion. As an example of this disclosure, the Company will provide information similar to the following:

1

U.S. Securities and Exchange Commission

Attention: Stephen Kim and Theresa Brillant

August 21, 2024

“Cost of revenues for the year ended December 31, 2023 increased $6,058,928 compared to the same period in the prior year. Cost of revenues is comprised of transaction processing fees, data connectivity and data center expenses, network fees, bank fees, card production and postage costs, customer service, program management, application integration setup, and sales and commission expense. The increase in cost of revenues consisted primarily of (i) increased network fees of approximately $4,491,000, which was driven predominantly by increased ATM network usage associated with growth in our card programs and increases in transaction fees related to inflationary pressures; (ii) increased sales commission expense of approximately $696,000 related to the increase in overall revenue for programs in which we pay commission expenses; (iii) increased customer care expense of approximately $461,000 associated with the growth in our business, wage inflation pressures, a tight labor market, and increased benefit costs; (iv) increased plastics and collateral of approximately $367,000 related to an increase in the number of unique card loads associated with the growth of our programs; and (v) increased third-party program management of approximately $136,000. These increases were offset by a decline in postage of approximately $119,000.”

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-7

2.	Staff Comment: Please disclose all required information regarding your segment(s) in accordance with ASC 280-10-50. Provide us with a copy of your intended revised disclosure.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has reviewed the guidance in ASC 280-10-50, and considered many factors, including the information its Chief Operating Decision Maker (“CODM”) reviews, the Company’s business activities and the Company’s reporting structure, in determining its operating segment.

ASC 280-10-50-1 defines an operating segment as a component of a reporting entity with three characteristics.

•	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)

•	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance

•	Its discrete financial information is available

The Company believes there is not a component of the Company that meets the definition of an operating segment. The CODM uses a consolidated approach to assess the performance of and allocate resources to the business. There is no discrete financial information for the Company’s components provided to the CODM, other than revenue by customer industry type as presented in the Company’s consolidated financial statements. The Company includes expenses and assets in the CODM package on a consolidated basis. The revenue-only data by customer industry type reviewed by the Company’s CODM is not sufficient to evaluate the performance of each business operation and allocate resources.

After considering the Staff’s comment and further evaluation of the Company’s current disclosures, beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2024, the Company will provide the following disclosure related to segment reporting.

“Segment Disclosure:

The Company operates as one business, a vertically integrated provider of prepaid card products and processing services. The Company’s chief operating decision maker (“CODM”), who is the Company’s chief executive officer, utilizes a consolidated approach to assess the performance of and allocate resources to the business. Accordingly, management has concluded that the Company consists of a single operating segment and single reportable segment for accounting and financial reporting purposes.”

* * * * *

U.S. Securities and Exchange Commission

Attention: Stephen Kim and Theresa Brillant

August 21, 2024

In connection with this response, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that this resolves the questions as outlined in your letter. Should you have any further questions, please do not hesitate to contact me at 602-445-8322.

Very truly yours,

/s/ Brian H. Blaney

Brian H. Blaney

cc:	Mark Newcomer (Paysign, Inc.)
Jeff Baker (Paysign, Inc.)
Robby Strobo (Paysign, Inc.)